Delisting Determination, The Nasdaq Stock Market, LLC, March 5, 2025, Compass Digital Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Compass Digital Acquisition Corp. effective at the opening of the trading session on March 17, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on October 15, 2024. The Company did not file an appeal. The Company securities were suspended on October 22, 2024. The Staff determination to delist the Company securities became final on December 6, 2024.